

UNITED STATES
SECURITIES AND EXCHANGE COM
Washington, D.C. 20549



11019354

OMB APPROVAL

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC Mail Processing Section

MAR 01 2011

Washington, DC

| SEC FILE NUMBER |
|---|
| 8- 51232 |

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/10____ AND ENDING____12/31/10____

MM/DD/YY                         MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McAdams Wright Ragen, Inc.

| | |
|---|---|
| | OFFICIAL USE ONLY |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

925 Fourth Avenue, Suite 3900

(No. and Street)

Seattle           WA           98104

(City)           (State)           (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Director           (206)664-8850

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP

(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 2800    Seattle      WA      98104-4019

(Address)           (City)           (State)           (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, David J. Director , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McAdams Wright Ragen, Inc. , as of December 31 , 20 10 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_Signature_

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**McADAMS WRIGHT RAGEN, INC.**
(A Wholly Owned Subsidiary of
Manzanita Capital, Inc.)

Independent Registered Public
Accounting Firm's Report and
Statement of Financial Condition

December 31, 2010



# MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

## INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT

To the Board of Directors
McAdams Wright Ragen, Inc.

We have audited the accompanying statement of financial condition of McAdams Wright Ragen, Inc., (the Company), a wholly owned subsidiary of Manzanita Capital, Inc., as of December 31, 2010. This financial statement is the responsibility of management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

*Moss Adams LLP*

Seattle, Washington
February 28, 2011



**Praxity**
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

## ASSETS

| | |
|---|---:|
| Cash and cash equivalents | $ 5,003,516 |
| Deposits with clearing organization | 250,000 |
| Net receivable from clearing organization | 788,517 |
| Accrued interest receivable | 23,032 |
| Commissions receivable | 172,269 |
| Securities owned | 4,547,452 |
| Notes receivable from employees | 2,129,822 |
| Property and equipment, net of accumulated depreciation | 783,104 |
| Deferred tax assets, net | 815,371 |
| Prepaid expenses and other assets | 396,003 |
| Receivable from Parent | 1,193,256 |
| Total assets | $ 16,102,342 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

**LIABILITIES**

| | |
|---|---:|
| Securities sold, not yet purchased | $ 371,579 |
| Accounts payable and accrued liabilities | 2,688,048 |
| Payroll and related obligations | 1,433,650 |
| Total liabilities | 4,493,277 |

**STOCKHOLDER'S EQUITY**

| | |
|---|---:|
| Common stock, no par value; 50,000 shares authorized, 1,000 shares issued and outstanding | 761,500 |
| Additional paid-in capital | 7,640,311 |
| Retained earnings | 3,207,254 |
| Total stockholder's equity | 11,609,065 |
| Total liabilities and stockholder's equity | $ 16,102,342 |

See accompanying notes.

## Note 1 - Organization and Nature of Business

McAdams Wright Ragen, Inc. (the Company) is a wholly owned subsidiary of Manzanita Capital, Inc. (the Parent) located in the Pacific Northwest. The Company is a fully disclosed broker-dealer and investment advisor registered with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides services to retail and institutional clients which include principal and agency transactions, investment banking and investment advisory services.

The Company clears its securities transactions on a fully disclosed basis through National Financial Services, LLC (NFSC).

## Note 2 - Significant Accounting Policies

**Accounting Standards Codification** - The Company follows accounting standards set by the Financial Accounting Standards Board, commonly referred to as the "FASB". The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure the consistent reporting of its financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the *FASB Accounting Standards Codification*, sometimes referred to as the Codification or ASC.

**Basis of Presentation** - The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make certain estimates and assumptions that affect the amounts reported and disclosures in the statement of financial condition. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Significant estimates include the valuation of securities, the valuation of the Parent's common stock used in computing the value of stock based compensation, and judgments related to accounting for contingent liabilities. Actual results could differ from these estimates.

**Cash and Cash Equivalents** - Cash and cash equivalents consist of balances on hand and on deposit in banks and other financial institutions and short-term investments. Cash on deposit in banks may be in excess of Federal Deposit Insurance Corporation insurance limits. The Company seeks to control the risk of loss by maintaining deposits with only high quality financial institutions. The Company considers all highly liquid investments with original maturities of three months or less on the date of purchase to be cash equivalents. The carrying value of cash equivalents approximates fair value.

**Securities Owned and Securities Sold, Not Yet Purchased** - Securities transactions and related revenues and expenses are recorded on a trade-date basis with changes in fair value reflected in net gains from principal trading. Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices and, thereby, create a liability to purchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount reflected in the statement of financial condition.

## Note 2 - Significant Accounting Policies (Continued)

**Valuation of Investments** - The Company employs fair value measurements to value its investments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches and a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

**Level 1** - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

**Level 2** - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

**Level 3** - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are indirectly observable or unobservable in the market, the determination of fair value requires more judgment.

Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

## Note 2 - Significant Accounting Policies (Continued)

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. Those securities traded in the over-the-counter (OTC) markets and listed securities for which no sale was reported on the valuation date are valued at the mean between the last reported "bid" and "asked" price (*or, the last reported "bid" price if held long and last reported "asked" price if held short*) on the date in which the value is being determined. Investments in these securities and securities sold short are included in Level 1 or Level 2 of the fair value hierarchy.

**Property and Equipment** - Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

**Impairment of Long-Lived Assets** - The Company evaluates its long-lived assets for financial impairment and continues to evaluate them as events or changes in circumstances indicate the carrying amount of such assets may not be fully recoverable. The Company evaluates the recoverability of long-lived assets by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with these assets. At the time such evaluations indicate that the future undiscounted cash flows of long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

**Stock-Based Compensation** - The Company's Parent grants incentive stock options (ISOs) and nonqualified stock options to the Company's employees and directors of the Parent under the Parent's 1998 and 2009 Stock and Incentive Plans. The plans permit the granting of stock options and stock appreciation rights. Stock options have been granted at prices at or above the fair value of the underlying stock on the date of grant. Options outstanding vest and expire according to the term established at the grant date.

## Note 2 - Significant Accounting Policies (Continued)

**Income Taxes** - The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate basis. The Company is charged or credited with the tax effects of its income or loss as used in the consolidated federal income tax return. The Company is also allocated its share of tax benefits from common stock options exercised by employees. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates. The deferred tax assets and liabilities relate to temporary differences in the accounting treatment of depreciation on property and equipment, prepaid expenses, unrealized trading losses, and accrued expenses for financial reporting and income tax purposes. At December 31, 2010, the deferred tax asset and deferred tax liability are $905,514 and $90,143, respectively.

The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not that the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the positions. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company is no longer subject to U.S. federal, state and local tax examinations by tax authorities for years before 2006.

**Subsequent Events** - Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are issued.

The Company has evaluated subsequent events through February 28, 2011, which is the date the financial statements were issued.

## Note 3 - Securities Owned, Other Securities Owned and Securities Sold, Not Yet Purchased

The following table presents the assets and liabilities that are measured at fair value on a recurring basis and are categorized using the three levels of the fair value hierarchy:

| | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Securities owned | | | | |
| Equities: | | | | |
| Utilities | $ 1,262,562 | $ 169,754 | $ 1,092,808 | $ - |
| Financial | 711,697 | 192,452 | 519,245 | - |
| Other | 334,639 | 73,754 | 260,885 | - |
| Bonds: | | | | |
| Municipal | 1,962,776 | - | 1,962,776 | - |
| Corporate | 275,778 | - | 275,778 | - |
| | $ 4,547,452 | $ 435,960 | $ 4,111,492 | $ - |
| | | | | |
| Securities sold, not yet purchased | | | | |
| Equities | $ (371,579) | $ (370,808) | $ (771) | $ - |

Subject to certain limitations, the securities owned are available to be pledged to the clearing broker-dealer on terms that permit that party to sell or repledge the securities to others. As of December 31, 2010, no securities were pledged.

## Note 4 - Property and Equipment

At December 31, 2010, property and equipment is summarized as follows:

| | |
|---|---|
| Building improvements | $ 844,804 |
| Tenant improvement allowance | 1,449,285 |
| Furniture and fixtures | 792,157 |
| Computer and office equipment | 1,068,283 |
| Total property and equipment | 4,154,529 |
| Accumulated depreciation | (3,371,425) |
| Property and equipment, net | $ 783,104 |

## Note 5 - Leases

The Company has a building lease for its principal office facilities in Seattle, Washington, which expires in September 2015. The Company has additional leases for branch offices in Bellevue, Washington, Anacortes, Washington, Mt. Vernon, Washington, and Portland, Oregon, which expire at various dates from 2011 to 2014, and a sublease related to its principal office which expires in 2013. The Company has a month-to-month lease for its branch office in Yakima, Washington.

The Company's future minimum lease payments at December 31, 2010 are as follows:

| Year Ending December 31, | |
|---|---|
| 2011 | $ 1,057,116 |
| 2012 | 977,626 |
| 2013 | 970,203 |
| 2014 | 864,968 |
| 2015 | 413,926 |
| Total minimum lease payments | $ 4,283,839 |

## Note 6 - Related-Party Transactions

**Annual Retention Bonuses** - The Company has entered into employment agreements, whereby it is obligated to pay certain newly hired employees specific annual bonuses for a specific number of years on each anniversary of continuous employment with the Company. The bonus agreements have terms ranging from three to seven years. If employment ceases before an anniversary date the Company is no longer obligated to pay the current year annual bonus, or any subsequent bonuses. The Company accrues one-twelfth of the annual bonus amount each month. The Company accrued $866,707 of compensation earned by employees and payable to the Parent on behalf of the employees during the year ended December 31, 2010.

The Company's expected future minimum bonus payments at December 31, 2010 are as follows:

| Year Ending December 31, | |
|---|---|
| 2011 | $ 3,249,506 |
| 2012 | 3,120,808 |
| 2013 | 2,992,128 |
| 2014 | 2,845,181 |
| 2015 | 2,594,722 |
| Thereafter | 2,128,179 |
| Total expected minimum bonus payments | $ 16,930,524 |

## Note 6 - Related-Party Transactions (Continued)

**Notes Receivable from Employees** - The Company has entered into employment agreements, whereby it issued forgivable notes to certain newly hired employees, of which $2,129,822 is outstanding at December 31, 2010. The notes have due dates ranging from five to seven years, which are forgiven ratably on each anniversary of continuous employment with the Company. If employment ceases before the due date of the related note, the remaining principal and accrued interest owing is payable to the Company in full, except under certain predetermined circumstances. The notes have stated interest rates of 5% to 9% per annum, are unsecured, and are amortized on a straight-line basis over their contractual lives.

The Parent issued notes to certain employees of the Company, of which $15,164,606 is outstanding at December 31, 2010. The notes have due dates ranging from three to seven years, have stated interest rates of 5.125% per annum, and are unsecured. The Company expects the notes will be repaid with the proceeds of the bonuses described above.

**Investment Management Agreements** - The Company manages discretionary investment accounts owned by officers, employees, and close relatives of certain officers and employees. These accounts are managed under the same terms as other accounts held by unrelated third parties.

## Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, equivalent to the greater of $1,000,000 or 1/15 of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, does not exceed 15-to-1. At December 31, 2010, the Company had net capital of $4,321,609, as defined, which was $3,321,609 in excess of its required minimum net capital of $1,000,000. The Company's ratio of aggregate indebtedness to net capital was 115%.

## Note 8 - Benefits

The Company's employees participate in a 401(k) plan sponsored by the Parent that covers certain of its full-time employees. The plan includes matching contributions by the Company subject to certain limitations.

## Note 9 - Contingencies

The Company has agreed to indemnify the clearing broker-dealer for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2010, the total amount of customer balances subject to such indemnification was approximately $27.0 million. In accordance with applicable margin lending practices, customer balances are collateralized by customer securities or supported by other types of recourse provisions. At December 31, 2010, no liability was recorded.

**Note 9 - Contingencies** (Continued)

In the normal course of business, the Company is involved in claims and assessments in connection with services provided to its customers. Management believes that these contingencies are not expected to have a material adverse effect on the financial condition, results of operations or liquidity of the Company.

**MOSS ADAMS** LLP

Certified Public Accountants | Business Consultants

*Acumen. Agility. Answers.*

**McADAMS WRIGHT RAGEN**
(A Wholly Owned Subsidiary of
Manzanita Capital, Inc.)

Report of Independent Registered
Public Accounting Firm on Applying
Agreed-Upon Procedures to the SIPC
Assessment Required By SEC Rule 17a-5

December 31, 2010



**MOSS ADAMS** LLP

Certified Public Accountants | Business Consultants

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES TO THE SIPC ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors
McAdams Wright Ragen, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2010 to December 31, 2010, which were agreed to by McAdams Wright Ragen, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows. In performing the procedures listed below, differences of less than $1 were not considered a difference requiring reporting.

1. Compared the listed assessment payments in Form SIPC-7, as summarized in Exhibit I to this report, with respective cash disbursement records consisting of copies of cancelled checks, or in cases where the check had not cleared, to a copy of the signed check, noting no differences.

2. Compared amounts reported on Company's annual filing of audited financial statements for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the period from January 1, 2010 to December 31, 2010, noting no differences.

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments in Form SIPC-7, noting no differences.



*Praxity*
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

5.  We were unable to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed as there was no such overpayment amount stated on Form SIPC-7 and management represented to us that no such overpayment exists.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Seattle, Washington
February 28, 2011

**EXHIBIT I**
**SCHEDULE OF ASSESSMENT PAYMENTS TO THE**
**SECURITIES INVESTOR PROTECTION CORPORATION**
**FOR THE PERIOD FROM JANUARY 1, 2010 TO DECEMBER 31, 2010**

| Date Paid | Amount Paid |
|---|---|
| July 28, 2010 | $ 28,564 |
| February 26, 2011 | 29,535 |
| | $ 58,099 |

# MOSS-ADAMS LLP

Certified Public Accountants | Business Consultants

*Acumen. Agility. Answers.*